SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

[redacted]

09046034

29 April 2009

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 28 April 2009 which we released to The Stock Exchange of Hong Kong Limited on 28 April 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Vannay Lau
Assistant Company Secretary

Encl

dlw 5/5

E:\sl\SA\Overseas Regulatory Announcement\SHMB\2009 AGM Notice\ltr. Doc.1

Exemption File No. 82-5006

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉（亞洲）有限公司*
website: www.ir.shangri-la.com
(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotels (Malaysia) Berhad ("SHMB") is a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited. SHMB released to Bursa Malaysia an announcement (the "Announcement") in relation to the Notice of Annual General Meeting of SHMB on 28 April 2009. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Kuok Khoon Loong, Edward
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao
Mr. Giovanni Angelini

Non-Executive Directors
Mr. Ho Kian Guan
Madam Kuok Oon Kwong
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 28 April 2009

* *for identification purpose only*

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

Type	: Announcement
Subject	: NOTICE OF ANNUAL GENERAL MEETING
Contents	: We wish to announce that the Thirty-Eighth Annual General Meeting of Shangri-La Hotels (Malaysia) Berhad will be held at Sabah Room, B2 Level, Shangri-La Hotel Kuala Lumpur, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 21 May 2009 at 10.00 a.m. The Notice of the Annual General Meeting which will be advertised in the New Straits Times on Wednesday, 29 April 2009 is attached herewith.

Shangri-La Hotels (Malaysia) Berhad
(10889-U)
(Incorporated in Malaysia)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Thirty-Eighth Annual General Meeting of the Company will be held at Sabah Room, B2 Level, Shangri-La Hotel Kuala Lumpur, 11 Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 21 May 2009 at 10.00 a.m. for the following purposes:

1. To receive and adopt the Directors' Report and Audited Financial Statements for the year ended 31 December 2008 and the Auditors' Report thereon. **Ordinary Resolution 1**

2. To approve the payment of a Final dividend of 5% less tax of 25% for the year ended 31 December 2008 as recommended by the Directors. **Ordinary Resolution 2**

3. To approve the payment of Directors' fees for the year ended 31 December 2008. **Ordinary Resolution 3**

4. To elect the following Directors, each of whom are retiring pursuant to Article 76 of the Company's Articles of Association.
   i) Khoo Eng Min **Ordinary Resolution 4**
   ii) Kuok Khoon Ho **Ordinary Resolution 5**

5. To re-elect the following Directors, each of whom are retiring by rotation pursuant to Article 95 of the Company's Articles of Association.
   i) Dato' Haris Onn bin Hussein **Ordinary Resolution 6**
   ii) Dato' Seri Ismail Farouk Abdullah **Ordinary Resolution 7**
   iii) Dato' Dr Tan Tat Wai **Ordinary Resolution 8**

6. To re-appoint Tan Sri Dato' Mohd Amin bin Osman as a Director of the Company pursuant to Section 129(6) of the Companies Act, 1965 to hold office until the next Annual General Meeting of the Company. **Ordinary Resolution 9**

7. To re-appoint Messrs KPMG as Auditors of the Company to hold office until the conclusion of the next Annual General Meeting and to authorise the Directors to fix their remuneration. **Ordinary Resolution 10**

8. To transact any other business for which due notice shall have been given.

By Order of the Board

ROZINA MOHD AMIN
Company Secretary

Kuala Lumpur
29 April 2009

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a member of the Company.

2. The Form of Proxy must be deposited at the Registered Office of the Company, not less than 48 hours before the time set for the meeting or any adjournment thereof.

3. The proposed Final dividend, if approved, will be paid on Tuesday, 30 June 2009 to shareholders whose names appear in the Record of Depositors on Tuesday, 2 June 2009.